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                                    EXHIBIT E

    FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE
                              OF OFFERS OF TENDER

                                                               [______ __, 200_]

Dear Member:

      J.P. Morgan Multi-Strategy Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of all or a part of your limited liability company interest in the Fund (your "Interest").

      Because you have tendered and the Fund has purchased all or a part of your Interest, you have been issued a note (the "Note") entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Interest based on the unaudited net asset value of the Fund as of March 31, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than April 30, 2005, unless the repurchase date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests; provided that, if you tendered only a portion of your Interest, and the remaining portion of your Interest would be less than the required minimum account balance, the Fund's Managing Member reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Interest, in accordance with the terms of the tender offer. The Note will be held by PFPC Inc. on your behalf. Upon a written request by you to PFPC, PFPC will mail the Note to you at the address for you as maintained in the books and records of the Fund.

      The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2005.

      If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

      Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (302) 791-2810.

Sincerely,

J.P. Morgan Multi-Strategy Fund, L.L.C.

Enclosure

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                                                              [______ __, 200_]

Dear Member:

      Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in J.P. Morgan Multi-Strategy Fund, L.L.C. (the "Fund").

      Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of March 31, 2005, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

      The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2005.

      Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (302) 791-2810.

Sincerely,

J.P. Morgan Multi-Strategy Fund, L.L.C.

Enclosure

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